Exhibit 99.5

Service Agreement

between

Biofrontera Aktiengesellschaft, Hemmelrather Weg 201, 51377 Leverkusen, represented by the Supervisory Board, this represented by its Chairman, Dr. Ulrich Granzer,

– hereinafter “Company”–

and

Ludwig Lutter,

– hereinafter “Executive Board Member”–

– Company and Member of the Management Board, hereinafter together “Parties”–

Preamble

Mr. Lutter was appointed a member of the Executive Board of the Company for the first time by resolution of the Supervisory Board on January 05, 2021. The employment relationship is to be governed by this service agreement with effect from March 01, 2021.

Therefore Parties agree to the following:

§ 1

Appointment, employment relationship, management, representation

(1)	By resolution of the Supervisory Board of the Company dated January 5, 2021, Mr. Lutter was appointed as a member of the Executive Board of the Company for the period from March 1, 2021 to February 29, 2024.

(2)	Mr. Lutter shall manage the business of the Company as a member of the Executive Board together with the other member(s) of the Executive Board.

(3)	If only Mr. Lutter has been appointed as a member of the Executive Board, he shall represent the Company alone. If several Executive Board members have been appointed, Mr. Lutter shall represent the Company jointly with another Executive Board member or jointly with an authorized signatory (Prokurist).

§ 2

Tasks, activities for subsidiaries

(1)	Notwithstanding his overall responsibility, the Executive Board member shall perform the areas of responsibility specified in more detail in the schedule of responsibilities valid at the time in accordance with the law, the Articles of Association and the rules of procedure issued by the Supervisory Board for the Executive Board.

(2)	The Executive Board member declares his willingness to assume executive positions in companies in which the Company directly or indirectly holds a majority interest or will hold a majority interest in the future (affiliated companies within the meaning of sections 15 et seq. of the German Stock Corporation Act (AktG)). This also includes the willingness to assume corresponding managing director/board member positions. No additional compensation is payable for this, either by the Company or by the associated companies concerned. Rather, his activities in this regard shall be deemed to be services under this Agreement which are compensated for by the remuneration hereunder. At the request of the Supervisory Board, the Executive Board member shall immediately resign from such offices to the extent legally permissible

(3)	At the request of the Supervisory Board, the Executive Board member shall be obliged to accept seats on supervisory boards or similar supervisory bodies of other companies as well as honorary functions in associations. At the request of the Supervisory Board, he shall resign from such offices at any time, at the latest upon termination of his appointment as a member of the Executive Board, to the extent legally permissible.

(4)	The transactions specified in the Articles of Association or by the Supervisory Board in rules of procedure or in individual cases shall require the prior approval of the Supervisory Board (Art. 111 par. 4 AktG).

§ 3

Working time

(1)	The Executive Board member shall not be bound to any fixed working hours. However, the Executive Board member is required to be available for service at any time if and to the extent that the welfare of the Company so requires.

(2)	Notwithstanding the provisions of § 2 (2), the Executive Board member shall make all his working time available to the Company. Any paid or unpaid sideline activity, including the exercise of Supervisory Board mandates and publication and lecture activities, shall require the prior written consent of the Supervisory Board.

(3)	The Executive Board member is permitted to act as managing director for all subsidiaries of Biofrontera AG.

§ 4

Remuneration

(1)	The Executive Board member shall receive a fixed annual compensation of EUR 270,000 gross (in words: two hundred and seventy thousand euros), paid monthly in arrears in twelve equal installments, subject to statutory deductions. The Company also contributes to the costs of private health and long-term care insurance, up to the maximum employer’s contribution in each case, insofar as such insurance actually exists and corresponding costs are incurred.

(2)	The Executive Board member receives an annual bonus (Short Term Incentive, “STI”). The STI payment amounts to a total of EUR 135,000 (EUR one hundred thirty-five thousand) gross (“STI target amount”) if the target is fully achieved (100%). If the target is exceeded, an increase of up to a maximum of 200% of the STI target amount takes place. If the target is achieved by up to 70%, the STI payment is reduced on a straight-line basis; if the target is achieved by less than 70%, the STI payment is not made at all. For the first (short) fiscal year of the Executive Board member’s term of office, the Executive Board member is guaranteed the minimum STI (70% of the STI target amount) on a pro rata basis.

The assessment factors to be determined for the STI comprise financial and non-financial performance criteria (including criteria such as integrity, employee satisfaction and diversity as well as sustainability/environmental social governance (ESG) aspects, which are to be weighted up to 10%) and are mutually agreed at the end of each fiscal year for the following fiscal year in a target agreement. If no agreement is reached between the Executive Board member and the Supervisory Board, the Supervisory Board shall decide on the determination of the assessment factors at its own discretion.

The STI payment is due one month after approval of the annual financial statements and the consolidated financial statements by the Supervisory Board of the Company. If the Company terminates the employment relationship for good cause within the meaning of Section 626 of the German Civil Code (BGB), the STI payment shall not be made for the fiscal year in which the termination takes effect.

(3)	As a long-term incentive, the Executive Board member is granted stock appreciation rights (“SARs”) under this service agreement (long-term incentive, “LTI”). An annual target amount of 150% of the STI target amount (“LTI target amount”) has been agreed. The number of SARs granted each year is equal to the LTI target amount divided by the economic value of the SARs at the grant date. The economic value per SAR to be used corresponds to the non-weighted average closing price of the Company’s shares determined in the closing auction in Xetra trading on the Frankfurt Stock Exchange or in a corresponding successor system on the 15 trading days prior to the granting of the SARs, minus EUR 1.00. SARs for which exercise requirements are otherwise met may not be exercised if and to the extent that the gross proceeds from all exercised SARs granted to the Executive Board member would exceed the Executive Board member’s gross fixed compensation pursuant to (1) above (including fringe benefits) actually received since the first grant of SARs by more than 300% without this limit.

Insofar as the terms and conditions of the SAR program provide for a personal investment, it is agreed, in derogation of any SAR terms and conditions, (i) that the personal investment must be made within six months of the exercise date in the amount of 25% of the payment amount (gross) and (ii) that the acquired shares of the Company may be sold no earlier than four years after the granting of the SARs.

The Supervisory Board may determine that SARs shall be replaced by stock options, performance (phantom) shares or other share-based payments, in which case the other provisions of this Paragraph (3) shall apply accordingly.

(4)	In order to further increase the long-term incentive effect of the variable compensation and thus its focus on sustainable corporate development, the Executive Board member undertakes to acquire up to 100,000 shares in the Company and to hold them until the end of this service agreement (share ownership guide-line). However, the total acquisition expense to be borne by the Executive Board member (including incidental acquisition costs) is limited per fiscal year to an amount equivalent to 25% of the STI payment (gross) granted to him for the previous fiscal year in accordance with paragraph (2).

Insofar as the terms of the LTI within the meaning of subsection (3) provide for the acquisition of shares in the Company, the shares acquired in this way shall be counted towards the aforementioned number of shares in the same way as shares in the Company already held by the Executive Board member on February 01, 2021. Shares in the Company held jointly by the Executive Board member and his spouse shall also be counted towards this number.

(5)	Blocking periods with respect to acquired shares of the Company imposed on the Executive Board member in connection with paragraphs (3) and (4) shall end if the Company announces after the Executive Board member’s departure that the listing of the shares on the regulated market in Germany will be terminated.

(6)	In justified exceptional cases, the Supervisory Board may also grant the Executive Board member a special bonus, the amount of which shall be at the discretion of the Supervisory Board, but which shall not exceed EUR 50,000 (gross) per financial year. The resolution on the existence of an exceptional case, which shall indicate the scope and quality of the extraordinary performance of the Executive Board member, shall also specify the concrete amount of a special bonus and the time of payment by the Supervisory Board.

(7)	The Company may determine that variable compensation components of the STI and/or the LTI that have not yet been paid out are to be retained in full or in part and not paid out (“claw back”) in the event of serious misconduct by the Executive Board member. The Supervisory Board decides on the claw-back at its due discretion. Serious misconduct by the Executive Board member in this sense is deemed to exist in particular,

a)	if it is at least grossly negligent in breaching its obligations under Sec. 93 AktG or

b)	if it has at least grossly negligently violated internal standards of conduct or internal guidelines laid down in text form,

c)	in the event of at least grossly negligent conduct relevant under criminal law in the exercise of the office as a member of the Executive Board or

d)	in the event of a deliberate violation of other statutory provisions in the exercise of the office as a member of the Executive Board.

e)	The same shall apply in the event of serious misconduct by employees of the Company or the Group, in particular in the event of at least grossly negligent violations of provisions of criminal law or compliance-relevant provisions which were recognized by the Executive Board member in his capacity as the employee’s supervisor and were not immediately prevented or which should have been recognized and prevented immediately if the Executive Board member had exercised due diligence.

With regard to payments from the STI, a clawback is only permissible for the fiscal year in which the misconduct occurred, but not for previous or subsequent years. With regard to payments under the LTI, a clawback is permissible if and to the extent that the serious misconduct occurred within the four years following the granting of the entitlement under the LTI (granting of SARs) in accordance with Paragraph (3).

A claw back of the STI is also permissible in the event of grossly negligent misconduct which was discovered after the relevant annual financial statements were approved and audited and which led to a subsequent correction of the company’s annual financial statements. In this case, the clawback is permissible to the extent that the STI was too high on the uncorrected basis.

In the event of claw-back in accordance with the above provisions, amounts of the STI and/or LTI already paid out which could have been retained may also be reclaimed. Such a claim for repayment is permissible for the year in which the claim was made and the preceding three fiscal years, calculated from the date on which the Supervisory Board became aware of the facts giving rise to the claim for repayment.

Amounts withheld under the claw-back or repaid by the Executive Board member shall be credited against any claim for damages by the Company arising from the misconduct of the Executive Board member.

(8)	The above remuneration shall cover all work performed by the Executive Board member for the Company and other affiliated companies within the meaning of § 2 (2) as well as all overtime, extra work, work on Sundays and public holidays.

(9)	Remuneration received by the Executive Board member from mandates or activities performed in the interest of the Company pursuant to § 2 (3) shall be paid to the Company; tax burdens shall be taken into account where applicable.

(10)	The assignment and pledging of remuneration claims to third parties shall be excluded.

(11)	If the employment relationship begins or ends during the course of the year, the above remuneration shall be paid pro rata temporis.

§ 5

Company car / residence / expenses

(1)	The Company shall provide the Executive Board member with a passenger car with maximum leasing and insurance costs of up to EUR 15,000 net per year for business and private use. The Company also bears all other costs associated with the vehicle. The Executive Board member must pay tax on the value of the private use as remuneration in kind. The Executive Board member hereby expressly waives all claims and indemnifies the Company against any claims to which he, his relatives or third parties may be entitled against the Company in connection with the private use of the company car, insofar as these are not covered by the Company’s insurance. Instead of a passenger car, the Executive Board member may, prior to the acquisition of an appropriate vehicle by the Company, opt for the payment of a lump-sum car allowance of EUR 1,250 per month, which is taxed in accordance with the tax laws.

(2)	During the first year of service on the Executive Board, the Executive Board member may use a furnished official apartment rented by the Company, the rent and ancillary costs of which shall not exceed an amount of EUR 600.00 per month. If an apartment can only be rented at a higher price, the Executive Board member shall bear the costs exceeding this amount. The Company shall bear the costs for home travel by DB 1st class during this period. Alternatively, the Company shall bear the costs for home travel by air, up to a maximum of the costs for DB 1st class. Any higher costs are to be borne by the Executive Board member himself. In the event of a relocation to Leverkusen or the surrounding area, these allowances do not apply.

(3)	The company shall bear the relocation costs of the Executive Board member and his family living with him to Leverkusen or the surrounding area to a reasonable extent.

(4)	The Company shall reimburse the Executive Board member for expenses incurred in the performance of his duties under this Agreement, including travel and entertainment expenses, in accordance with the maximum rates permitted by tax law. If the expenses exceed these maximum rates, they shall be reimbursed upon presentation of the relevant receipts.

§ 6

Continuation of remuneration in the event of illness or death

(1)	If the Executive Board member is prevented from performing his duties due to illness or other circumstances not caused by gross negligence or intent, the Company shall continue to pay the full amount of the fixed remuneration pursuant to § 4 (1) above for a period of six months, but no longer than until the termination of this service agreement. The bonus payment pursuant to § 4 (2) above shall be granted accordingly, but shall be reduced pro rata if the Executive Board member does not perform his duties, for example due to incapacity to work as a result of illness. Any sick pay paid by the health insurance fund/private health insurance shall be offset against the remuneration.

(2)	If the Executive Board member dies during his active service, his widow and children, provided they have not yet reached the age of 25 and are still in vocational training, shall be entitled as joint and several creditors to continued payment of the fixed salary pursuant to § 4 (1) for the month of death and the six following months, but no longer than until the termination of this Agreement. In addition, they shall be entitled to any bonus not yet paid for a fiscal year that expired before the death and, pro rata temporis until the death, to the bonus for the year of death.

(3)	To the extent that the benefits are congruent with the fixed compensation and do not exceed the fixed compensation, the Executive Board member or his surviving dependents shall have the following offset against the compensation to be continued in accordance with paragraphs (1) and (2) above:

(i)	any private insurance pension, if and to the extent that the premiums were last paid by the AG or an affiliated company;

(ii)	if the incapacity to work has occurred as a result of an accident, those emoluments which the Executive Board member receives as a result of the accident from another party, in particular also from an accident insurance policy taken out for him/her by the AG or one of its affiliated companies, or from the party who is liable for the consequences of the accident.

The Executive Board member and his surviving dependents are obliged to provide information on the extent of the benefits to be imputed to.

(4)	The Executive Board member hereby assigns his claims for damages to the Company in the event of his being injured by third parties, provided that the Company continues to pay remuneration as defined in the above paragraph. The Executive Board member undertakes to provide the Company with the information required to assert the claims and to support the Company in its legal action.

§ 7

D & O-Insurance

To the extent permitted by law (in particular taking into account the deductible pursuant to Section 93 (2) sentence 3 AktG), the Company shall take out directors & officers liability insurance for the Executive Board member in an amount commensurate with the risk, but at least in the amount of EUR 10,000,000 (ten million), and shall bear the costs incurred for this. Any taxes on a pecuniary benefit arising from this shall be borne by the Executive Board member himself. The directors’ and officers’ liability insurance shall also cover the risks arising from the activities of the Executive Board member pursuant to § 2 (1) and (2).

§ 8

Annual leave

(1)	The Executive Board member shall be entitled to annual leave of 30 working days (Monday to Friday, excluding public holidays). Compensation for vacation entitlement in cash is excluded.

(2)	The timing and duration of the leave shall be agreed and determined with due regard to the operational needs of the Company, in consultation with the Chairman of the Supervisory Board and in collegial agreement with the other members of the Executive Board.

§ 9

Confidentiality, records

(1)	The Executive Board member may not use or disclose to others, during the term of the employment contract and after its termination, any business or trade secrets and any other matters and transactions of the Company not intended for third parties that have been entrusted to him or have become known to him as such through his work for the Company, unless their disclosure is necessary in the interest of the Company or there is a mandatory legal obligation to disclose information.

(2)	Upon leaving the service of the Company or after being released from the obligation to provide the service or upon request of the Supervisory Board of the Company at any time, the Executive Board member shall be obliged to immediately hand over to the Company, i.e. to a person designated by the Supervisory Board, all operating resources (e.g. laptop computers and the like) and all documents, correspondence, records, drafts, transcripts, photocopies and the like (hereinafter also referred to as documents) which relate to the affairs of the Company and which are still in his possession. The Executive Board member shall not be entitled to exercise a right of retention over such operating resources and documents. The Executive Board member shall be entitled to make copies at his own expense of such documents which serve or could serve to discharge the Executive Board member. The Executive Board member shall prepare a list of the consolidated documents as defined above and hand it over to the Company, i.e. to a person designated by the Supervisory Board.

§ 10

General non-competition clause

During the term of the employment relationship, the non-competition clause pursuant to Section 88 of the German Stock Corporation Act (AktG) shall apply. The Executive Board member will also not participate in a company that competes with the Company or maintains business relations with it to a significant extent. Shareholdings which amount to less than 5% of the capital or voting rights of the company referred to in the first sentence above and which do not enable influence to be exercised on the corporate bodies of the company concerned shall not be deemed to be shareholdings within the meaning of this provision. Shareholdings in excess of 5% of the capital or voting rights of the companies referred to in sentence 1 above shall require the express prior written consent of the Supervisory Board. If the Executive Board member notifies the Supervisory Board that he wishes to acquire a shareholding in one of the companies referred to in sentence 1 above, the Supervisory Board shall decide at its meeting following the notification whether or not to grant approval, provided that the Executive Board member notifies the Supervisory Board of the wish to acquire a shareholding at least 21 days before the Supervisory Board meeting. For each breach of the non-competition clause, the Executive Board member shall pay the Company a contractual penalty of 1/12 of the fixed annual salary. The contractual penalty is in addition to the Company’s other claims under the non-competition agreement. In the event of a continuing breach of the non-competition agreement, the activity during one month shall be deemed to be an independent breach in each case.

§ 11

Services eligible for special legal protection

(1)	All results of the services rendered by the Executive Board member shall be the sole property and economic right of the Company. In particular, the Company shall be entitled to all copyrights and industrial property rights as well as rights to technical inventions or improvements made or developed by the Executive Board member during his activity for the Company or on the basis of work performed for the Company. The Executive Board member hereby assigns all corresponding rights to the Company, which expressly accepts this assignment. The law on employee inventions shall not apply to the Executive Board member.

(2)	Notwithstanding subsection (1) and furthermore insofar as a transfer in rem is not possible or has not taken place, the Executive Board member hereby assigns to the Company, which accepts this assignment, the worldwide exclusive right of use, unlimited in terms of time and content, of any copyrights arising in his person in respect of works created in connection with his activities or on the basis of his experience from his activities for the Company or on the basis of works of the Company. The rights refer to all purposes which the Company pursues or will pursue within the scope of its respective, i.e. also future, business activities. In particular, the transfer of the rights is not limited to the duration of the activity for the Company. The member of the Management Board waives his right to be named as author.

(3)	The utilization of technical or organizational suggestions for improvement made by the Executive Board member shall be the exclusive right of the Company.

(4)	The Company shall not be obligated to pay any additional compensation with respect to the aforementioned assignment, transfer or exploitation of the rights to which it is entitled. Indispensable statutory claims to remuneration shall remain unaffected.

(5)	The provisions of this Section 11 shall apply in relation to direct or indirect associated companies of the Company - at the option of the Company for the benefit of the Company or for the benefit of the respective associated company - accordingly.

§ 12

Term

(1)	This service agreement is concluded for a fixed term from March 1, 2021 to February 29, 2024. In the event of a further appointment of the Executive Board member to the Executive Board of the Company, it shall be extended by the period of the appointment. The parties shall agree on a further appointment no later than six months before the expiry of an appointment period.

(2)	The right to terminate for cause pursuant to Section 626 of the German Civil Code (BGB) shall remain unaffected.

(3)	If the Executive Board member becomes wholly or partially incapacitated for work within the meaning of the provisions of social insurance law during the term of the employment relationship, the employment relationship shall end at the end of the next quarter in which the partial or complete reduction in earning capacity is determined, but no later than the time at which the employment relationship would have ended without the partial or complete reduction in earning capacity.

(4)	The Company shall be entitled at any time, but in particular after termination of this service agreement, to release the Executive Board member from his obligation to provide the service for the Company. In the event of an irrevocable release, the Executive Board member shall be obliged to return to the Company without delay and without compensation the passenger car made available in accordance with § 5 (1).

(5)	Compensation in the event of premature termination of Executive Board membership without good cause shall be limited to a total of two annual salaries, but not more than the total remuneration entitlement for the remaining term of the contract still existing at the time of departure. In this case, no deduction is made for other income in accordance with §§ 326 (2), 615 sentence 2 BGB.

a)	The fixed salary still to be paid shall be due for payment in full upon termination of the employment relationship.

b)	Payments of outstanding variable remuneration components attributable to the period up to termination of the contract shall be made in accordance with the targets and comparison parameters originally agreed and in accordance with the due dates or holding periods specified in this service agreement or the respective terms and conditions.

c)	In the event of a post-contractual non-competition clause, the above severance payments shall be credited against the waiting allowance.

If the service contract is terminated for an important reason for which the Executive Board member is responsible, no payments shall be made to the Executive Board member pursuant to this paragraph (5).

§ 13

Final provisions

(1)	Amendments to this service agreement shall in all cases require the written form and the express written consent of the Supervisory Board in order to be legally effective. This shall also apply to the amendment of the above sentence 1.

(2)	Verbal ancillary agreements have not been made.

(3)	Should individual provisions of this Service Agreement be or become invalid, this shall not affect the validity of the remaining provisions. In such a case, the parties shall be obliged to replace the invalid provision by a valid provision which achieves the success sought by the invalid provision as far as possible. This shall also apply if the invalidity of a provision is based on a measure of performance or time; the legally permissible measure shall then apply.

(4)	Both parties acknowledge that they have each received an original copy of this service agreement signed by both parties.

Leverkusen,	xxxxxxxx, den

/s/ Dr. Ulrich Granzer	/s/ Ludwig Lutter
Chairman of the Supervisory Board of Biofrontera AG	Ludwig Lutter

Dr. Ulrich Granzer

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